Pillsbury Winthrop Shaw Pittman LLP

2550 Hanover Street  |  Palo Alto, CA 94304-1115  |  tel 650.233.4500  |  fax 650.233.4545

Gabriella A. Lombardi

tel 650.233.4670

gabriella.lombardi@pillsburylaw.com

August 31, 2015

Via EDGAR

Securities and Exchange Commission

Office of Mergers and Acquisitions

Division of Corporation Finance

Washington, D.C. 20549-3628

Attention: Ms. Mellissa Campbell Duru

Re:	Ikanos Communications, Inc. Schedule 14D-9

Filed August 19, 2015, as amended on August 21, 2015

File No. 05-81084

Ladies and Gentlemen:

On behalf of our client, Ikanos Communications, Inc. (the “Company”), this letter sets forth the responses of the Company to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter to the Company dated August 26, 2015 with respect to the Company’s Schedule 14D-9 filed with the Commission on August 19, 2015 and amended on August 21, 2015. To facilitate your review of the Company’s responses to the Staff’s comments, we have reproduced below the Staff’s comments in bold followed by the Company’s responses.

On behalf of the Company, we are concurrently filing via EDGAR Amendment No. 2 to the Schedule 14D-9 (“Amendment No. 2”), and for the convenience of the Staff, we are providing to the Staff by courier, a copy of this letter and a copy of Amendment No. 2 with exhibits.

Ms. Mellissa Campbell Duru

U.S. Securities and Exchange Commission

August 31, 2015

The Solicitation or Recommendation, page 12

1.	Please supplement your discussion to succinctly disclose:

•	the “certain conditions” to closing the company presented to Qualcomm in its counter proposal offers if such conditions are material to the overall transaction structure or terms of the offer;

Response: In response to the Staff’s comment, the Company has revised page 20 of the Schedule 14D-9 by amending and restating the first full paragraph of the section entitled “The Solicitation or Recommendation—Background of the Transaction” to read in its entirety as follows:

“On June 14, 2015, Ikanos presented a revised counter-proposal to Qualcomm with a proposed price per share of $5.00 and included revised provisions regarding exclusivity, the termination fee and certain customary conditions to closing, including, (i) at least a majority of Ikanos shares being tendered in the proposed tender offer, (ii) the receipt of required regulatory approvals, (iii) representations and warranties of Ikanos being true and correct as of the closing, except where the failure of such representations and warranties would not reasonably be expected to result in a material adverse effect on Ikanos and (iv) the absence of litigation.”

•	whether, when communicating with Company C and D, the company’s representatives specifically informed Company C or D of the existence of a potential bid/offer and/or its general terms during June 2015 and prior to the execution of the exclusivity agreement with Qualcomm;

Response: In response to the Staff’s comment, the Company has revised page 19 of Amendment No. 2 to add the following new sixth paragraph to the section entitled “The Solicitation or Recommendation—Background of the Transaction”.

“Following the June 11th Board meeting, representatives of Needham & Company informed representatives of Companies C and D that Ikanos was considering entering into an exclusivity agreement with another party, and that if Companies C and D wished to prevent that from happening and remain in the process, they would have to promptly submit written indications of interest.”

•	a summary description of how, when and by whom discussions were first initiated with the Tallwood and Alcatel parties regarding the offer; and,

Response: In response to the Staff’s comment, the Company has amended the Schedule 14D-9: (i) on page 13 to state that Tallwood is the Company’s largest stockholder and three representatives of Tallwood are members of the Ikanos Board; (ii) on page 15 to state that Alcatel was granted observer rights in connection with the private placement that occurred in September 2014; and (iii) on page 19 to state that the initial draft of the proposal with respect to the Offer was distributed to the Board and to the Alcatel observer in advance of the Board meeting on June 11, 2015.

•	a summary of the material issues negotiated amongst the company and the Tallwood and Alcatel parties with respect to the offer, the Tender and Support Agreement, and how material issues, if any, were resolved throughout various rounds of negotiations.

Ms. Mellissa Campbell Duru

U.S. Securities and Exchange Commission

August 31, 2015

Response: The Company advises the Staff that it did not negotiate the terms of the Tender and Support Agreement or the offer with Tallwood or Alcatel, but rather discussed with Tallwood and Alcatel certain aspects of the Tender and Support Agreement, and included the comments of the parties in the drafts the Company’s counsel sent to counsel for Qualcomm. In response to the Staff’s comments, the Company has revised pages 21, 22 and 23 of Amendment No. 2 to describe the material terms of the various drafts of the Tender and Support Agreement that were sent to counsel for Qualcomm.

2.	It appears that Qualcomm Atheros, Inc. has already designated certain employees for retention by the post-merger company. We further note your disclosure that Qualcomm Atheros, Inc. “expects” to retain Mr. Pal. Please update your disclosure to:

(i)	summarize any material discussions involving retention and/or continuing relationships involving the filing parties and Ikanos’ executive officers and/or directors that occurred during the course of negotiations; and,

(ii)	identify any executive officers and/or directors who have been identified by Qualcomm for retention and update your disclosure on page 9 regarding the execution of any employment agreements.

Response: In response to the Staff’s comment, the Company has revised page 9 of Amendment No. 2 under the heading “Arrangements between Ikanos and its Executive Officers, Directors and Affiliates – Compensation of Continuing Employees” to read in its entirety as follows:

“Ikanos has been advised that on August 18, 2015, a representative of Qualcomm indicated to Mr. Pal that Qualcomm intended to offer him a senior position at Qualcomm to be effective as of the Closing Date, which would include a retention component, and that no other compensation details were communicated. Qualcomm has indicated that it expects to extend formal offers to Mr. Pal and certain other designated employees prior to the Offer Acceptance Time. None of the other designated employees are executive officers or directors of Ikanos.”

Certain Prospective Financial Information, page 28

3.	This section includes non-GAAP financial measures. Please revise to provide the disclosure required by Rule 100 of Regulation G. Refer to Question 101.01 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Non-GAAP Financial Measures.

Response: In response to the Staff’s comment, the Company has revised page 29 of Amendment No. 2 to add the following subsection after the section entitled “The Solicitation or Recommendation—Certain Prospective Financial Information”:

Ms. Mellissa Campbell Duru

U.S. Securities and Exchange Commission

August 31, 2015

“Supplemental Disclosure Regarding Non-GAAP Projected Financial Information

The projections prepared by Ikanos include both GAAP and non-GAAP information. Non-GAAP financial information, including non-GAAP cost of revenue, non-GAAP gross margin, non-GAAP operating income (loss) and non-GAAP net income (loss), is used by Ikanos internally to manage and evaluate its business and operating performance, and for planning purposes. The non-GAAP projected financial information excludes the impact of stock based compensation and the amortization of acquisition-related intangible assets. Ikanos’ management believes that these non-GAAP financial measures, when taken together with the corresponding GAAP measures, provide additional insight into the factors underlying its operating results.

The following table reconciles GAAP projected financial information to non-GAAP projected financial information:

(in millions)	2015E	2016E	2017E	2018E
GAAP revenue	$49.3	$88.9	$152.0	$208.9

Cost of revenue reconciliation
GAAP cost of revenue	$25.1	$46.5	$72.4	$100.8
Stock based compensation	0.1	0.1	0.1	0.1
Amortization of intangibles(1)	0.2	—	—	—

Non-GAAP cost of revenue	$24.8	$46.4	$72.3	$100.7

Gross margin reconciliation
GAAP gross margin	$24.2	$42.4	$79.6	$108.1
Stock based compensation	0.1	0.1	0.1	0.1
Amortization of intangibles(1)	0.2	—	—	—

Non-GAAP gross margin	$24.5	$42.5	$79.7	$108.2

Operating expense reconciliation
GAAP operating expenses	$72.8	$80.5	$61.5	$39.8
Stock based compensation	4.1	3.9	3.9	3.9

Non-GAAP operating expenses	$68.7	$76.6	$57.6	$35.9

Operating income reconciliation
GAAP operating income (loss)	$(48.6)	$(38.1)	$18.1	$68.3
Adjustments related to gross margin	0.3	0.1	0.1	0.1
Adjustments related to operating expenses	4.1	3.9	3.9	3.9

Non-GAAP operating income (loss)	$(44.2)	$(34.1)	$22.1	$72.3

Net income (loss) reconciliation
GAAP net income (loss)	$(50.3)	$(41.0)	$15.0	$65.3
Adjustments related to gross margin	0.3	0.1	0.1	0.1
Adjustments related to operating expenses	4.1	3.9	3.9	3.9

Non-GAAP net income (loss)	$(45.9)	$(37.0)	$19.0	$69.3

(1)	Relates to intangible assets that were acquired by Ikanos in August 2009, which assets were fully-amortized as of June 30, 2015.”

Ms. Mellissa Campbell Duru

U.S. Securities and Exchange Commission

August 31, 2015

In response to the Staff’s request, attached hereto is a letter from the Company acknowledging the Company’s responsibilities with respect to the Schedule 14D-9.

*    *    *

We believe the foregoing to be responsive to the Staff’s comments. Should you have any questions or require additional information, please call me at (650) 233-4670.

Very Truly Yours,

/s/ Gabriella A. Lombardi

Gabriella A. Lombardi

cc:	Andrew S. Hughes, Esq.

Ikanos Communications, Inc.